EXHIBIT 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. For purposes of determining the ratios of earnings to fixed charges, earnings are defined as income from continuing operations plus fixed charges, excluding capitalized interest. Fixed charges consist of interest (whether expensed or capitalized) and amortization of debt expenses. The table below sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated.

	Year ended December 31,					Six months ended June 30,
(In thousands, except for ratio data)	2004	2005	2006	2007	2008	2008	2009
Total interest cost:
Interest expense	$17,698	$12,558	$18,866	$21,299	$8,331	$4,073	$6,998
Capitalized interest	3,004	3,869	2,760	11,478	28,332	13,229	11,529

Total interest cost (fixed charges)	$20,702	$16,427	$21,626	$32,777	$36,663	$17,302	$18,527

Pre-tax income	$(3,803)	$58,981	$117,683	$142,999	$180,181	$74,941	$43,388
Interest expense	17,698	12,558	18,866	21,299	8,331	4,073	6,998

Earnings	$13,895	$71,539	$136,549	$164,298	$188,512	$79,014	$50,386

Ratio of earnings to fixed charges (1)(2)(3)	—	4.4x	6.3x	5.0x	5.1x	4.6x	2.7x

(1)	For the year ended December 31, 2004, earnings were inadequate to cover fixed charges by $6.8 million. If we adjust earnings to exclude the impact of loss on early extinguishment of debt incurred in the 2004 and 2005 periods reflected above, the ratio of earnings to fixed charges, as so adjusted, would be 1.8x and 4.5x for the years ended December 31, 2004 and 2005, respectively.
(2)	We retrospectively applied a new accounting rule set forth by the Financial Accounting Standards Board adopted effective January 1, 2009 regarding our 1.625% convertible senior notes due 2026. This new requirement states that the liability and equity components of a convertible debt instrument that may be settled in cash upon conversion be accounted for separately so that an entity’s accounting will reflect additional non-cash interest expense to match the non-convertible debt borrowing rate when interest cost is recognized in subsequent periods.
(3)	During the six months ended June 30, 2009, we recorded a non-cash asset impairment charge of $25.8 million related to ten single-hulled tank barges and six ocean-going tugs and a $0.9 million non-cash charge for the write-off of remaining goodwill associated with our Downstream segment. Excluding these non-cash charges, our ratio of earnings to fixed charges would have been 4.2x for the six months ended June 30, 2009.